314 Main Street Forked River, NJ 08731 Phone 609.693.8881 Fax 609.693.3802	PO Box 627 Forked River, NJ 08731 www.dreamhomesltd.com

September 15, 2025

Division of Corporation Finance

Office of Real Estate & Construction

Attn: Kellie Kim or Shannon Menjivar

Re:	Dream Homes & Development Corp.
Form 10-K for the period ended December 31, 2024
File No. 000-55445

Dear Sir/Madam:

My name is Vincent Simonelli and I am president of Dream Homes and Development Corp. (“DREM”). I’m in receipt of your 2nd letter dated August 19, 2025 and have the following comments and requests.

Dream Homes is a New Jersey based home builder and land developer, and is a smaller reporting company filing with the SEC. Dream helps to fulfill a key need for housing by developing affordably priced homes. Affordable housing is a critical national priority and New Jersey has one of the largest unmet need for affordable housing. Currently, Dream is building over 120 units in Ocean County, NJ and actively developing other sites for future development.

Dream only became aware that its’ prior auditor, Olayinka Oyebola & Co. (Oyebola), was barred from practicing by the SEC on August 13, 2025. Dream learned about this bar from reading the SEC website. As Oyebola had already been engaged to review DREM’s June 30, 2025 10Q and this announcement was the day before the June 30, 2025 10Q was required to be filed, DREM was forced to quickly change auditors (incurring additional costs) and was consequently delinquent in its’ June 30, 2025 10Q filing.

On August 14th, we received an initial letter from the SEC informing us that our auditor had been suspended to practice. A portion of that letter stated that “…you may not include audit reports or consents from this auditor in your filings with the Commission on or after the date of this order.”

The letter said nothing about refiling our 2023 & 2024 K.

On August 19th we received your 2nd letter. The first part stated that we needed to find another auditor since our auditor had been suspended, and we have since done that.

The second part of your August 19, 2025 comment letter stated that the opinion provided by Oyebola in our December 31, 2024 10K was incomplete, and you are requesting that Dream amend this filing to include an acceptable audit opinion. As Oyebola cannot provide an amended opinion due to this suspension, this request would require DREM to have the December 31, 2023 and 2024 financial statements re-audited by a new PCAOB registered firm.

Needless to say, as a smaller developer with limited resources, this series of events has already caused significant operational and financial disruptions. Your requirement that we amend our 2023 and 2024 10K filings would truly create a burden on a company of our size.

As such, we respectfully request that the Division of Corporation Finance allow us to address this issue in our December 31, 2025 10K filing. If that request is granted, it would only require us to re-audit our December 31, 2024 10K filing and not require the 2023 10K filing to also be amended.

Though we have retained a new auditor to provide the review for our June 30, 2025 10Q, we are still in the process of reviewing PCAOB auditors to re-audit our December 31, 2024 financial statements, for inclusion in our December 31, 2025 10K.

As it is September, requiring DREM to amend its’ December 31, 2024 10K with a new audit opinion will create an undue burden, since we would be required to have audits for December 31, 2023 and 2024 reperformed. Due to the timing, there is no guarantee (and it is unlikely for a company of our size to be able to) that this can be accomplished prior to our December 31, 2025 10K being due.

Again, this requirement would definitely place an undue financial burden on DREM, and would certainly distract us from fulfilling our core mission to provide affordable housing.

Thank you for your consideration of my request. I look forward to speaking with you to resolve this matter.

I can always be reached directly at 732 300 5619 or at the office at 609 693 8881.

Sincerely,

/s/ Vince Simonelli

President

Dream Homes & Development Corp.

A publicly traded company – Ticker: DREM

PO Box 627

Forked River, NJ 08731

Office: 609 693 8881 F: 609 693 3802

Cell: 732 300 5619

Email: vince@dreamhomesltd.com

Website: www.dreamhomesltd.com